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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                            For the month of May 2003

                  International Telecommunications Company Inc.
                 (Translation of registrant's name into English)

                Compania Internacional de Telecomunicaciones S.A.
                          Avenida Ingeniero Huergo 723
                            (C1107AOT) Buenos Aires,
                         Argentina (Address of Principal
                               Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F: [X]        Form 40-F: [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes: [_]           No: [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes: [_]           No: [X]


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes: [_]           No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


                                       1

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                                TABLE OF CONTENTS



Item
----

 1. English translation of the letter regarding the board of directors meeting on April 24, 2003 and the composition of the board of directors presented to the the Buenos Aires Stock Exchange on April 24, 2003.

 2. English translation of the cover letter, summary of resolutions adopted at the shareholders meeting of April 24, 2003, and the list of directors, members of the statutory commission and certifying auditor presented to the the Buenos Aires Stock Exchange on April 28, 2003.

                                       2



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Compania Internacional de Telecomunicaciones S.A.
----------------------------------------------------------------------

                                                 Buenos Aires, April 24th, 2003.

Messrs.
Bolsa de Comercio de Buenos Aires

                                               Re.: Board Meeting dated 4.24.03.
                                                      Distribution of positions.

Dear Sir:

I am writing to you on behalf of Compania Internacional de Telecomunicaciones S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in compliance with the provisions of Chapter XXI of the Regulations of the Comision Nacional de Valores.

Further to the above, I hereby inform that the Company's Board of Directors in its meeting of today, proceeded to distribute the relevant positions among the members appointed in the Shareholders' Meetings held on this same date. Consequently, the Board composition is the following:

Chairman and Incumbent Director: Jose Maria Alvarez Pallete.
-------------------------------

Vice Chairman and Incumbent Director: Miguel Angel Gutierrez.
------------------------------------

Incumbent Directors: Juan Ignacio Lopez Basavilbaso and Mario Eduardo Vazquez.
-------------------

Alternate Directors: Juan Carlos Ros Brugueras, Jacinto Diaz Sanchez, Angel
-------------------
Jimenez Hernandez and Manuel Alfredo Alvarez Tronge.


Board Secretary: Manuel Alfredo Alvarez Tronge
---------------



Yours sincerely,

Pablo Llauro
Attorney

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Compania Internacional de Telecomunicaciones S.A.

-------------------------------------------------------------------------------


                                                  Buenos Aires, April 28th, 2003

Messrs.
Bolsa de Comercio de Buenos Aires

                                       Re.: Shareholders' Meeting dated 4.24.03:
                                                                  Documentation.

Dear Sir:

I am writing to you on behalf of Compania Internacional de Telecomunicaciones S.A., domiciled at Av. Ing. Huergo 723, Ground Floor, and in compliance with the provisions of section 4, subsection b), Chapter II of CNV General Resolution No. 368/01, I attached hereto the following documentation:

a) Summary in one copy of the resolutions adopted in each item on the Agenda of the Shareholders' Meeting held on 4.24.03.

b) List of Directors, members of the Statutory Commission and certifying auditor.

c) Proofs of the publications of the notice of meeting for five days in the Official Gazette, and newspapers Clarin and La Prensa, from March 24th to 28th, 2002.


Yours sincerely,

/s/ Pablo Llauro


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Compania Internacional de Telecomunicaciones S.A.

-------------------------------------------------------------------------------

                         SUMMARY OF THE GENERAL REGULAR
                        SHAREHOLDERS' MEETING OF 4.24.03

1.- Appointment of two shareholders to approve and sign the minutes.

Representative of shareholder Telefonica International Holding B.V., Mr. Pablo Luis Llauro, and representative of shareholder Telefonica Holding de Argentina S.A., Fernando Angel Pardo Reimondez, were appointed.

2.- Consideration of the balance sheet, annual report, informative summary, Auditor's reports, report of the Statutory Commission, statements of income, changes in the shareholders' equity, cash flows, exhibits, consolidated balance sheets and notes to the financial statements, information related to in section 234, subsection 1, of the Business Company Law, documentation corresponding to the economic year ended at December 31st, 2002. Proposal to distribute retained earnings as of December 31st, 2002.

The documentation dealt with in this item was approved as submitted and approved by Compania Internacional de Telecomunicaciones S.A. Board of Directors in its meeting held on February 18th, 2003.

3.- Approval of the discharge of offices of the members of the Board of Directors and Statutory Commission.

The discharge of offices of all the members of the Board and Statutory Commission corresponding to the year ended at December 31st, 2002, were approved.

4.- Fees of the Board of Directors and Statutory Commission.

The Shareholders' Meeting resolved not to pay fees to the Board.



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Compania Internacional de Telecomunicaciones S.A.

-------------------------------------------------------------------------------

According to the resignation of the Statutory Commission to the collection of their fees, the Shareholders' Meeting did not set their payment for the year ended at December 31st, 2002.

5.- Determination of the number of Incumbent and Alternate Directors.

The number of Incumbent Directors was set at four, and the number of Alternate Directors was set at four.

The appointed Incumbent Directors were Messrs. Jose Maria Alvarez Pallete, Miguel Angel Gutierrez, Juan Ignacio Lopez Basavilbaso and Mario Eduardo Vazquez. The appointed Alternate Directors were Messrs. Juan Carlos Ros Brugueras, Jacinto Diaz Sanchez, Angel Jimenez Hernandez and Manuel Alvarez Tronge.

6.- Appointment of three incumbent members and three alternate members of the Statutory Commission.

The appointed Incumbent Syndics were Messrs. Uriel Federico O'Farrell, Miguel Alejandro Maximo Teson and Juan O'Farrell. The appointed Alternate Syndics were Messrs.Fernando Varela, Mariana Rosa Laurence and Carlos Francisco Oteiza Aguirre.

7.- Ratification of the appointment of a Certifying Accountant made by the Board of Directors on June 27th, 2002.

The appointment of Deloitte & Co. S.R.L. as certifying accountant of the Company made by the Board of Directors on June 27th, 2002 was ratified.

8.- Compensation of the Accountant Certifying the Financial Statements of the year ended at December 31st, 2002 and appointment of the Accountant Certifying the Financial Statements of the year ended at December 31st, 2003.

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Compania Internacional de Telecomunicaciones S.A.

-------------------------------------------------------------------------------

The fees of the certifying accountant corresponding to the year ended at December 31st, 2002 for an amount of $ 40,000 were approved.

Deloitte & Co. S.R.L. was appointed as the accountant certifying the financial statements of year 2003.


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Compania Internacional de Telecomunicaciones S.A.

-------------------------------------------------------------------------------

                              Members of the Board
           appointed by the Shareholders' Meeting of April 24th, 2003


BOARD OF DIRECTORS
------------------

Incumbent Directors: Jose Maria Alvarez Pallete, Miguel Angel Gutierrez, Juan
-------------------
Ignacio Lopez Basavilbaso and Mario Eduardo Vazquez.


Alternate Directors: Juan Carlos Ros Brugueras, Jacinto Diaz Sanchez and Manuel
-------------------
Alfredo Alvarez Tronge.


Board Secretary: Manuel Alfredo Alvarez Tronge.
---------------


Expiration of tenure of Board members: December 31st, 2003.
-------------------------------------


STATUTORY COMMISSION

Incumbent Members: Uriel Federico O'Farrell, Miguel Alejandro Maximo Teson and
-----------------
Juan O'Farrell.


Alternate Members: Fernando Varela, Mariana Rosa Laurence and Carlos Francisco
-----------------
Oteiza Aguirre.


CERTIFYING AUDITOR: Deloitte & Co. S.R.L.
------------------

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.


                              By: /s/  Pablo Llauro
                                  ----------------------------------------
                                  Name:    Pablo Llauro
                                  Title:   Assistant General Counsel



Date: May 2, 2003